Exhibit 99.1

Santech Holdings Announces Changes to Board of Directors and Senior Management

HONG KONG, March 11, 2025 (GLOBE NEWSWIRE) -- Santech Holdings Limited (NASDAQ: STEC) (the “Company”), today announced a number of changes to its Board of directors and senior management, as well as changes to enhance corporate governance and bring additional expertise to its Board of directors.

As Mr. Han Hongwei and Madame Wang Dian were unable to fulfil their duties as directors of the Company for an extended period of time, the Board has resolved to remove them from their positions on the Board of directors.

The Board has appointed Lawrence Wai Lok as Chairman of the Board, effective immediately. Mr. Lok will also assume the role of Chief Executive Officer and will continue to lead the Company’s efforts in restructuring and strategic transformation going forward.

In order to continuously strengthen the Company’s corporate governance, and to enlist additional expertise in the fields of legal, finance and accounting to the Board, the Board has also appointed two new Independent Directors to the Board, namely Mr. Howard Chan, and Mr. Geoffrey Kam, effective immediately.

Mr. Howard Chan, aged 39, is a Certified Public Accountant in the United States. Mr. Chan has extensive experience in corporate finance and transaction advisory in mainland China and Hong Kong. From 2022 to 2025, Mr. Chan was a Director of Corporate Finance and Capital Markets Transactions at Jones Lang LaSalle, based in Shanghai, focusing on real estate equity and debt advisory and investment sales for institutional clients in mainland China. Prior to that, Mr. Chan worked in various corporate finance, capital markets, and transaction advisory roles at Ernst and Young, Manulife, Cushman & Wakefield, and Briscoe Wong Ferrier in both Hong Kong and mainland China. Mr. Chan received his Master of Finance from Tsinghua University in 2013, and his bachelor degree in Business Administration from Albertson College of Idaho in 2006.

Mr. Chan will also join the Audit Committee of the Board. The Audit Committee of the Board is now comprised entirely of three independent directors, namely Janet Chen, Joel Gallo, and Howard Chan.

Mr. Geoffrey Kam, aged 42, is a solicitor practicing in Hong Kong. Mr. Kam has wide experience in a broad range of litigation matters including commercial litigation, contract disputes, criminal litigation, family laws, and wills and probate matters. Mr. Kam is currently a Consultant at Messrs. Boase Cohen & Collins. Previously Mr. Kam was a Partner at a law firm in Hong Kong. Mr. Kam holds dual degrees in law and commerce from Monash University in Melbourne and a Postgraduate Certificate in Laws from City University of Hong Kong. Mr. Kam also actively serves the community and public bodies in Hong Kong, most recently serving as a member of the Hong Kong SAR government’s Panel of Film Censorship Advisers, and the Law Society of Hong Kong’s Members Benefit Committee.

Lawrence Wai Lok, Chairman and CEO, commented, “We are making changes. Step by step we are rebuilding our businesses, and we are seeking new growth opportunities. I also want to thank our past and present Board members for all of their contributions to the Company.”

About Santech Holdings Limited

Santech Holdings Limited (NASDAQ: STEC) is a consumer-focused technology company. The Company historically served a large number of high net-worth clients in China in financial services and health management, and accumulated a large customer base. The Company has exited or disposed of its historical businesses in financial services and is actively exploring innovative new opportunities in technology, including but not limited to new retail, social e-commerce and metaverse. For more information, please visit https://ir.santechholdings.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Santech Holdings Limited

Email: ir@santechholdings.com